Unaudited interim condensed consolidated financial statements VEON Ltd. As of and for the three-month period ended March 31, 2025

TABLE OF CONTENTS Interim condensed consolidated income statement 2 Interim condensed consolidated statement of comprehensive income 3 Interim condensed consolidated statement of financial position 4 Interim condensed consolidated statement of changes in equity 5 Interim condensed consolidated statement of cash flows 6 General information about the Group 7 1 General information 7 Operating activities of the Group 9 2 Segment information 9 3 Share-based payments 11 4 Income taxes 12 Investing activities of the Group 13 5 Significant transactions 13 6 Held for sale 13 7 Property and equipment 15 8 Intangible assets 16 Financing activities of the Group 17 9 Investments, debt and derivatives 17 10 Cash and cash equivalents 20 11 Issued capital 21 12 Dividends paid and proposed 21 Additional information 22 13 Related parties 22 14 Risks, commitments, contingencies and uncertainties 22 15 Events after the reporting period 22 16 Basis of preparation of the interim condensed consolidated financial statements 24 VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT for the three-month period ended March 31: (In millions of U.S. dollars, except per share amounts) Note 2025 2024 Service revenues 980 903 Sale of equipment and accessories 6 5 Other revenue 40 34 Total operating revenues 2 1,026 942 Service costs (122) (113) Cost of equipment and accessories (7) (6) Selling, general and administrative expenses (458) (437) Depreciation (138) (134) Amortization (60) (50) Impairment loss, net (2) (1) Operating profit 239 201 Finance costs (119) (132) Finance income 10 11 Other non-operating gain, net 30 15 Net foreign exchange (loss) / gain (30) 24 Profit before tax 130 119 Income tax expense 4 (12) (41) Profit for the period 118 78 Attributable to: The owners of the parent 99 57 Non-controlling interest 19 21 118 78 Basic and diluted earnings per share attributable to ordinary equity holders of the parent $0.06 $0.03 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the three-month period ended March 31: (In millions of U.S. dollars) 2025 2024 Profit for the period 118 78 Items that may be reclassified to profit or loss Foreign currency translation 27 (18) Items that will not be reclassified to profit or loss Fair value re-measurement of financial instruments (1) (2) Other comprehensive income / (loss) for the period, net of tax 26 (20) Total comprehensive income for the period, net of tax 144 58 Attributable to: The owners of the parent 121 34 Non-controlling interests 23 24 144 58 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of: (In millions of U.S. dollars) Note March 31, 2025 December 31, 2024 Assets Non-current assets Property and equipment 7 3,109 3,016 Intangible assets 8 1,477 1,510 Investments and derivatives 9 62 65 Deferred tax assets 394 368 Other assets 163 177 Total non-current assets 5,205 5,136 Current assets Inventories 16 15 Trade and other receivables 498 463 Investments and derivatives 9 358 357 Current income tax assets 71 63 Other assets 258 241 Cash and cash equivalents 10 1,773 1,689 Total current assets 2,974 2,828 Assets classified as held for sale 6 67 72 Total assets 8,246 8,036 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,207 1,099 Non-controlling interests 181 158 Total equity 1,388 1,257 Non-current liabilities Debt and derivatives 9 3,007 3,028 Provisions 51 48 Deferred tax liabilities 16 27 Other liabilities 21 22 Total non-current liabilities 3,095 3,125 Current liabilities Trade and other payables 1,345 1,276 Debt and derivatives 9 1,696 1,666 Provisions 73 73 Current income tax payables 169 179 Other liabilities 453 432 Total current liabilities 3,736 3,626 Liabilities associated with assets held for sale 6 27 28 Total equity and liabilities 8,246 8,036 The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2025

(In millions of U.S. dollars, except share amounts)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
		Attributable to equity owners of the parent								
As of January 1, 2025		**1,765,484,059**	**2**	**12,753**	**(1,953)**	**(3,530)**	**(6,173)**	**1,099**	**158**	**1,257**
Profit for the period		—	—	—	—	99	—	99	19	118
Other comprehensive income / (loss)		—	—	—	(1)	—	23	22	4	26
Total comprehensive income / (loss)		**—**	**—**	**—**	**(1)**	**99**	**23**	**121**	**23**	**144**
Share repurchases	11	(12,994,450)	—	—	(24)	—	—	(24)	—	(24)
Other	3	—	—	—	11	—	—	11	—	11
As of March 31, 2025		**1,752,489,609**	**2**	**12,753**	**(1,967)**	**(3,431)**	**(6,150)**	**1,207**	**181**	**1,388**

for the three-month period ended March 31, 2024

(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non-controlling interests	Total equity
		Attributable to equity owners of the parent								
As of January 1, 2024		**1,755,964,785**	**2**	**12,753**	**(1,968)**	**(3,939)**	**(5,990)**	**858**	**213**	**1,071**
Profit for the period		—	—	—	—	57	—	57	21	78
Other comprehensive income / (loss)		—	—	—	(3)	1	(21)	(23)	3	(20)
Total comprehensive income / (loss)		**—**	**—**	**—**	**(3)**	**58**	**(21)**	**34**	**24**	**58**
Other		—	—	—	5	(1)	—	4	—	4
As of March 31, 2024		**1,755,964,785**	**2**	**12,753**	**(1,966)**	**(3,882)**	**(6,011)**	**896**	**237**	**1,133**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three-month period ended March 31: (In millions of U.S. dollars) Note 2025 2024 Operating activities Profit before tax from continuing operations 130 119 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 200 185 Finance costs 119 132 Finance income (10) (11) Other non-operating gain, net (30) (15) Net foreign exchange loss / (gain) 30 (24) Changes in trade and other receivables and prepayments (49) (44) Changes in inventories (5) (5) Changes in trade and other payables 143 50 Changes in provisions, pensions and other 25 19 Interest paid (59) (100) Interest received 9 7 Income tax paid (70) (51) Net cash flows from operating activities 433 262 Investing activities Purchase of property, plant and equipment (173) (186) Purchase of intangible assets (36) (26) Payments on deposits (47) (3) Outflows on loans granted (55) (17) Investment in financial assets — (65) Proceeds from sale of share in subsidiaries, net of cash 100 — Proceeds from sale of property, plant and equipment 1 96 Net cash flows used in investing activities (210) (201) Financing activities Proceeds from borrowings, net of fees paid* 89 48 Repayment of debt (216) (1,161) Share repurchases 11 (24) — Net cash flows used in financing activities (151) (1,113) Net increase / (decrease) in cash and cash equivalents 72 (1,052) Net foreign exchange difference 5 1 Cash and cash equivalents classified as held for sale at the beginning of the period 6 14 — Cash and cash equivalents classified as held for sale at the end of the period 6 (6) (19) Cash and cash equivalents at beginning of period, net of overdrafts** 1,688 1,902 Cash and cash equivalents at end of period 10 1,773 832 * Fees paid for borrowings were US$5 (2024: US$2). ** Overdrawn amount at the beginning of the presented period was US$1 (2024: Nil). The accompanying notes are an integral part of these interim condensed consolidated financial statements. VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 6

GENERAL INFORMATION ABOUT THE GROUP 1 GENERAL INFORMATION VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai (DIFC), the United Arab Emirates. VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories. The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated. VEON’s ADSs and common shares are listed on the Nasdaq Capital Market (“Nasdaq”). Due to the ongoing war in Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 16 of these interim condensed consolidated financial statements. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024 as included in the Annual Report on the Form 20-F filed on April 25, 2025. Certain information included in these interim condensed consolidated financial statements was derived from the 2024 Form 20-F. Major developments during the three-month period ended March 31, 2025 Appointment of new Chief Financial Officer and equity award On January 9, 2025, VEON announced the appointment of Burak Ozer as Group Chief Financial Officer (“Group CFO”), effective January 9, 2025. Burak succeeded Joop Brakenhoff, who continues to serve VEON as an Advisor to the Group CEO. On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to Burak Ozer under the 2021 Deferred Share Plan. The award will be vested 50% on March 31, 2026 and the remaining 50% on March 31, 2027. Signing the business combination agreement with Cohen Circle to list Kyivstar on Nasdaq On January 13, 2025, VEON and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on the Nasdaq in the United States. The LOI enabled VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing JSC Kyivstar (“Kyivstar”), a wholly owned subsidiary of VEON Holdings B.V., on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity. On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”). Pursuant to the terms of the BCA, (a) VEON Amsterdam B.V. will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) plus any proceeds raised in a private placement financing in connection with the business combination prior to the time of closing and (b) Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of Kyivstar Group. Following the completion of the business combination, it is expected that the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and KYIVW, respectively. The Kyivstar Listing is expected to occur in third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group. On April 8, 2025, VEON further announced it had successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. These steps pave the way for the proposed business Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 7 combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listed on Nasdaq. The reorganization involved a legal demerger in the Netherlands, as a result of which VEON Holdings B.V. is now focused solely on Kyivstar and related assets. VEON’s other core businesses have been transferred to newly formed Dutch entities. On June 5, 2025, VEON announced the public filing of a registration statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the listing of Kyivstar Group on Nasdaq. On the same day, Kyivstar Group announced its unaudited financial and operating results for the first quarter ended March 31, 2025. VEON appoints new members to the Group Executive Committee On January 16, 2025, VEON announced the additional appointment to its Group Executive Committee (“GEC”) by appointing two operating company CEOs, Aamir Ibrahim, CEO of Jazz and the Chair of Mobilink Bank in Pakistan, and Yevgen Nastradin, CEO of Beeline Kazakhstan, effective January 1, 2025, in addition to their country CEO responsibilities. Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings (the “Issuer”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings B.V. with VEON Midco B.V. as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo B.V. substituted VEON Holdings B.V. as the Issuer on April 8, 2025 upon completion of the demerger. VEON’s Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar had signed an agreement to acquire Uklon group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform. Kyivstar acquired 97% of Uklon shares for a total consideration of US$155 upon the closing of the transaction. Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025 and the acquisition was completed. The initial purchase price accounting has not yet been completed at the date of the financial statements and as such, the estimated financial impact of this transaction is not yet available. VEON to Proceed with Share Buyback Program VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On March 24, 2025, VEON commenced the second phase of its previously announced share buyback program with respect to the Company’s ADS. This second phase of the buyback will be in the amount of up to US$35. The second phase of the share buyback program is being launched after completion of the US$30 first phase on January 27, 2025. During the three-month period ended March 31, 2025, a total of 12,994,450 shares were repurchased for US$24 related to the first and second phase, respectively. Refer to Note 11 for further discussion. VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24 month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including Industrial and Commercial Bank of China (“ICBC”) Standard Bank and leading Gulf Cooperation Council (“GCC”) banks. The facility will bear interest at Term Secured Overnight Funding Rate (“SOFR”) plus 425 bps. The facility was fully drawn in early April 2025. Sale of stake in Beeline Kyrgyzstan On March 26, 2024, the Company announced that it signed a share purchase agreement (“Kyrgyzstan SPA”) for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global, for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. The Government of Kyrgyzstan expressed its intention to exercise its preemption right in relation to the transaction before the Kyrgyzstan SPA expiration on March 31, 2025 as discussed in Note 5 and Note 6. In accordance with applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Given this development, management is still committed to selling its stake in Beeline Kyrgyzstan and negotiations are ongoing. For other significant investing and financing activities during the three-month period ended March 31, 2025, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 8

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

Management analyzes the Company's operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.

Management evaluates the performance of the Company's segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (**"Adjusted EBITDA"**) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (**"CAPEX excl. licenses and ROU"**). Management does not analyze assets or liabilities by reportable segments.

Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.

We also present our results of operations for "Others" and "HQ and eliminations" separately, although these are not reportable segments. "Others" represents our operations in Kyrgyzstan (refer to Note 5) and "HQ and eliminations" represents transactions related to management activities within the Group.

Financial information by reportable segment for the three-month period ended March 31, is presented in the below tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue	
	Mobile		Fixed							
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Pakistan	347	285	6	6	1	2	32	27	386	320
Ukraine	240	174	14	11	—	—	3	2	257	187
Kazakhstan	161	167	18	41	4	3	4	2	187	213
Uzbekistan	73	66	—	—	—	—	—	—	73	66
Bangladesh	110	139	—	—	—	—	1	1	111	140
Others	12	14	—	—	—	—	—	—	12	14
HQ and eliminations	(1)	—	—	—	1	—	—	2	—	2
Total	**942**	**845**	**38**	**58**	**6**	**5**	**40**	**34**	**1,026**	**942**

	Adjusted EBITDA		CAPEX exc. licenses and ROU *	
	2025	2024	2025	2024
Pakistan	162	143	34	19
Ukraine	143	95	57	28
Kazakhstan	95	118	24	20
Uzbekistan	27	24	9	40
Bangladesh	38	44	7	14
Others	4	5	2	2
HQ and eliminations	(30)	(43)	—	—
Total	**439**	**386**	**133**	**123**

** This includes additions on property, plant and equipment of US$192 (2024: US$152), intangible assets of US$19 (2024: US$15) after deducting additions in licenses of nil (2024: US$3), right-of-use assets of US$60 (2024: US$41), and additions in the period which were prepaid of US$18 (2024: nil).*

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 9

The following table provides the reconciliation of Total Adjusted EBITDA to Profit before tax for the three-month period ended March 31: 2025 2024 Total Adjusted EBITDA 439 386 Adjustments to reconcile Total Adjusted EBITDA to Profit before tax Net foreign exchange (loss) / gain (30) 24 Other non-operating gain, net 30 15 Finance income 10 11 Finance costs (119) (132) Impairment loss, net (2) (1) Amortization (60) (50) Depreciation (138) (134) Profit before tax 130 119 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 10

3 SHARE-BASED PAYMENTS The following table sets forth the total share-based payment expense for the three-month period ended March 31 in relation to all directors and employees of the Company. 2025 2024 Equity-settled share-based payment expense 10 4 Liability-settled share-based payment expense — 1 Total share-based compensation expense 10 5 The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company. March 31, 2025 December 31, 2024 Current liability 5 6 Non-current liability 8 9 Total liability for share-based payments 13 15 Share-based payments to non-employees Refer to Note 13 for specific disclosures related to the Impact Investments agreement. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 11

4 INCOME TAXES Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting. Income tax expense consisted of the following for the three-month period ended March 31: 2025 2024 Current income taxes (52) (57) Deferred income taxes 40 16 Income tax expense (12) (41) Effective tax rate 9.2% 34.5 % In December 2024, VEON Ltd. redomiciled from The Netherlands with a statutory tax rate of 25.8% to Dubai, United Arab Emirates which has a statutory tax rate of 9%. The difference between the statutory tax rate in Dubai, United Arab Emirates (9%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2025 (9.2%) was primarily driven by a decrease in withholding taxes paid and provided for as a deferred tax on outside basis on the dividends planned to be paid out in the next 12 months by US$10 and a decrease in current income taxes due to in change of estimate for the Corporate Income Tax provision by US$9. The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the three-month period ended March 31, 2024, (34.5%) was primarily driven by a change in deferred tax assets which have not been recognized by US$12, a number of non-deductible expenses of US$7 incurred by the Group in various countries, which are recorded in our consolidated income statement and withholding taxes paid and provided for as a deferred tax on outside basis on the dividends planned to be paid out in the next 12 months of US$3. Global Minimum Tax The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%. As of March 31, 2025, the Group has accumulated US$8,861 of tax losses and US$422 of other tax attributes in various jurisdictions which can be carried-forward and utilized for Pillar Two purposes in the future. The Group has applied the International Accounting Standards (“IAS”) 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 12

Table of Contents

Notes to the interim condensed consolidated financial statements

(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

5 SIGNIFICANT TRANSACTIONS

During the three-month period ended March 31, 2025

VEON announces sale of stake in Beeline Kyrgyzstan

On March 26, 2024, VEON announced that it signed the Kyrgyzstan SPA for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON's stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations.

The Government of Kyrgyzstan expressed its intention to exercise its pre-emption right in relation to the transaction before the SPA expiration on March 31, 2025. In accordance with the applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON's stake in Beeline Kyrgyzstan. Based on current negotiations, Menacrest AG (an indirect subsidiary of the Company that was previously included in the disposal group) will now act as the seller of the Beeline Kyrgyzstan operations. As the additional time to complete the sale was not expected when the Company initially classified this asset group as held for sale, management is still committed to selling its stake in Beeline Kyrgyzstan, and the negotiations with the Government of Kyrgyzstan are ongoing, the Company has maintained held for sale for its Kyrgyzstan operations as of March 31, 2025.

Refer to Note 6 for the detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations.

During the three-month period ended March 31, 2024

Other than the announcement of the sale of stake in Beeline Kyrgyzstan as mentioned above, there were no other significant transactions during the three-month period ended March 31, 2024.

6 HELD FOR SALE

Sale of Stake in Beeline Kyrgyzstan

As disclosed in Note 5, the following table provides the details over assets and liabilities classified as held-for-sale as of:

	Assets held-for-sale		Liabilities held-for-sale	
	March 31, 2025	**December 31, 2024**	**March 31, 2025**	**December 31, 2024**
Kyrgyzstan	67	72	27	28
Total assets and liabilities held for sale	**67**	**72**	**27**	**28**

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 13

Held for sale during three-month period ended March 31, 2025 The following table shows the assets and liabilities classified as held-for-sale relating to the Kyrgyzstan operations as of: March 31, 2025 December 31, 2024 Non-current assets Property and equipment 37 34 Intangible assets excl. goodwill 11 11 Other non-current assets 3 3 Other current assets Inventories 1 1 Trade and other receivables 4 4 Cash and cash equivalents 6 14 Other current assets 5 5 Total assets held for sale 67 72 Non-current liabilities Debt and derivatives 7 7 Other non-current liabilities — 1 Current liabilities Trade and other payables 12 12 Other non-financial liabilities 8 8 Total liabilities held for sale 27 28 Net assets of the held for sale operations of Kyrgyzstan include US$98 of cumulative currency translation losses as of March 31, 2025, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale. The fair value less cost of disposal (“FVLCD”) for the Kyrgyzstan operations as of March 31, 2025 was based on the sales consideration from the negotiations with the Government of Kyrgyzstan (Level 2 in the fair value hierarchy). The fair value exceeded the carrying value of the Kyrgyzstan CGU as of March 31, 2025, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Kyrgyzstan operations subsequent to its measurement as held for sale. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 14

7 PROPERTY AND EQUIPMENT The following table summarizes the movement in the net book value of property and equipment for the three-month period ended March 31: 2025 2024 Balance as of January 1 3,016 2,898 Additions 192 152 Modifications and re-assessments 37 24 Disposals (4) (3) Divestment and reclassification as held for sale (3) (24) Depreciation (138) (134) Impairment, net (2) (1) Currency translation 15 (1) Other (4) 1 Balance as of March 31 3,109 2,912 Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 15

8 INTANGIBLE ASSETS The following table summarizes the movement in the net book value of intangible assets, including goodwill for the three-month period ended March 31. 2025 2024 Balance as of January 1 1,510 1,619 Additions 19 15 Divestment and reclassification to held for sale — (7) Amortization (60) (50) Currency translation 2 3 Other 6 — Balance as of March 31 1,477 1,580 Goodwill Included within total intangible asset movements for the three-month period ended March 31, 2025, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"): CGU March 31, 2025 Currency translation December 31, 2024 Pakistan 182 (1) 183 Kazakhstan 116 4 112 Uzbekistan 29 — 29 Ukraine 14 — 14 Total 341 3 338 Impairment losses in 2025 The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of March 31, 2025. CGU Bangladesh is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for CGU Bangladesh or any CGU. Impairment losses in 2024 The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of December 31, 2024. CGU Bangladesh is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required. Based on the assessment performed, we concluded that no impairment nor reversal was identified for CGU Bangladesh or any CGU. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 16

FINANCING ACTIVITIES OF THE GROUP 9 INVESTMENTS, DEBT AND DERIVATIVES The Company holds the following investments and derivative assets: March 31, 2025 December 31, 2024 At fair value Other investments 29 30 29 30 At amortized cost Security deposits and cash collateral 163 117 Bank deposits 2 2 Other investments 226 273 391 392 Total investments and derivatives 420 422 Non-current 62 65 Current 358 357 Security deposits and cash collateral Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$67 (2024: US$32) and restricted cash of US$74 (2024: US$63) which are mainly held at our banking operations in Pakistan and our operating company in Ukraine. Other Investments Other investments at fair value are measured at fair value through other comprehensive income and relate to investments held in Pakistan US$4 (2024: US$4) and Bangladesh US$25 (2024: US$26). As a result of revaluations, a US$1 loss was recorded during the period. Other investments at amortized cost include a US$69 (2024: US$69) loan granted by VIP Kazakhstan Holding AG to minority shareholder Crowell Investments Limited, US$30 (2024: US$30) USD denominated local sovereign bonds held by our operating company in Ukraine with tenors of 3-6 months, US$28 (2024: US$27) investment in Pakistan sovereign bonds and US$93 (2024: US$42) short term repo lending at our banking operations in Pakistan. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 17

The Company holds the following debt and derivative liabilities: March 31, 2025 December 31, 2024 At amortized cost Borrowing, of which 3,282 3,348 i) Principal amount outstanding 3,212 3,265 ii) Other Borrowings 70 83 Interest accrued 93 57 Discounts, unamortized fees (17) (12) Bank loans and bonds 3,358 3,393 Lease liabilities 1,096 1,030 Other financial liabilities 249 271 4,703 4,694 Total debt and derivatives 4,703 4,694 Non-current 3,007 3,028 Current 1,696 1,666 Other borrowings include long-term capex accounts payable US$70 (2024: US$83). Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 18

Significant changes in financial assets and financial liabilities There is no significant increase in financial assets, while the increase in lease liabilities resulted in higher financial liabilities during the three-month period ended March 31, 2025. Furthermore, there were no changes in risk management policies as disclosed in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. Financing activities during the three-month period ended March 31, 2025 Unanimous Support from Noteholders Voting in Consent Solicitation On January 30, 2025, VEON announced, the successful completion of a bond consent solicitation process undertaken by VEON Holdings (the “Issuer”). Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings B.V. with VEON Midco B.V. as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January 30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo B.V. substituted VEON Holdings B.V. as the Issuer on April 8, 2025 upon completion of the demerger. VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan On March 27, 2025, VEON announced the successful syndication of a 24 months, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. The facility will bear interest at Term SOFR plus 425 bps. The facility was fully drawn in early April 2025. KaR-Tel Limited Liability Partnership credit facilities On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025. Financing activities during the three-month period ended March 31, 2024 Repayment of Revolving Credit Facility For the US$1,055 Revolving Credit Facility (“RCF”), US$250 of commitments maturing in March 2024 were repaid during February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805, originally due in March 2025, were repaid and the RCF was cancelled. Banglalink Digital Communications Ltd. syndicated credit facility Banglalink Digital Communications Ltd. (“BDCL”) utilized remaining BDT 3 billion (US$27) under existing syndicate credit facility of BDT 8 billion (US$73) during January 2024 and February 2024. Fair values The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of: • 'Bank loans and bonds, including interest accrued', for which fair value is equal to US$3,175 at March 31, 2025 (December 31, 2024: US$3,157); and • 'Lease liabilities', for which fair value has not been determined. Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the three-month period ended March 31, 2025, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 19

10 CASH AND CASH EQUIVALENTS Cash and cash equivalents consisted of the following items: Cash at banks and on hand 823 889 Short-term deposits with original maturity of less than three months 950 800 Cash and cash equivalents* 1,773 1,689 Less overdrafts — (1) Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows) 1,773 1,688 March 31, 2025 December 31, 2024 * Cash and cash equivalents include an amount of US$302 (2024: US$242) relating to banking operations in Pakistan, which does not include customer deposits that are part of ‘Trade and other payables’ of US$680 (2024: US$556). Cash and cash equivalent balances as of March 31, 2025 and December 31, 2024 excludes restricted cash and deposits held within the group. Cash balances as of March 31, 2025 include investments in money market funds of US$350 (December 31, 2024: US$98). As of March 31, 2025, US$500 (2024: US$437) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 20

11 ISSUED CAPITAL The following table details the common shares of the Company as of: March 31, 2025 December 31, 2024 Authorized common shares (nominal value of US$0.001 per share) 1,849,190,667 1,849,190,667 Issued shares, including 96,701,058 (2024: 83,706,608) shares held by a subsidiaries of the Company 1,849,190,667 1,849,190,667 The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1. VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADS. The first phase of the share buyback program was for an amount of up to US$30 and was completed in January 2025. An aggregate of 17,370,400 shares were repurchased, of which 12,346,225 were repurchased for US$23 during the period ended March 31, 2025. In March 2025, the company commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased. During the three-month period ended March 31, 2025 a total of 648,225 shares were repurchased related to the second phase for a total of US$1. 12 DIVIDENDS PAID AND PROPOSED There were no dividends declared by VEON Ltd. in the three-month period ended March 31, 2025 nor in the three-month period ended March 31, 2024. The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 21

ADDITIONAL INFORMATION 13 RELATED PARTIES For the three-month period ended March 31, 2025 Key management personnel compensation In February 2025, two cash settled awards of 500,000 and 273,825 shares were awarded in April 2024 under DSP to a current Board Member. The awards, which vested in April 2024 and June 2024 with planned release date of one year after the vesting date, were agreed to be released and settled before March 15, 2025. The awards were settled by way of gross cash payment of US$1 to the Board Member as a full and final settlement. In March 2025, an equity-settled award of 1,644,025 shares granted to GEC member in March 2023 under the DSP, vested after meeting the required service condition of two years. Other related parties On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with Impact Investments which will provide strategic support and board advisory services to the Company and Kyivstar. Michael Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of Impact Investments. As of March 31, 2025 US$0.2 of expense has been recognized related to the monthly cash payments and US$1 of expense has been recognized related to share-based payment expense related to the 2024 Agreement. For the three-month period ended March 31, 2024 In January 2024, 3,201,250 common shares in the Company were granted to a GEC member under the Long-Term Incentive Plan (“LTIP”). The vesting of the award is subject to certain strategic performance objectives. 14 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES Other than disclosed elsewhere in these interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2024 as filed in the Form 20-F on April 25, 2025, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the three-month period ended March 31, 2025. 15 EVENTS AFTER THE REPORTING PERIOD VEON Publishes 2024 Integrated Annual Report On April 14, 2025, the Company announces the publication of its 2024 Integrated Annual Report (“IAR”), showcasing a year of strong operational and financial performance, and commitment to positive social impact. The IAR also provides the Company’s stakeholders with essential information ahead of the 2025 Annual General Meeting of Shareholders (the “AGM”) held on May 8, 2025, including a summary of some of our key accomplishments during the 2024 reporting period and details of the Company’s corporate governance structure, as well as the Group’s unaudited remuneration report for the year ended December 31, 2024. Form 20-F 2024 filed with the SEC The Company filed its Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2025. Equity award to GEC Member On April 28, 2025, a GEC member, was granted a Short Term Incentive (“STI”) equity award of 118,850 common shares under the DSP. The award vested immediately upon grant. VEON Shareholders Re-elect Board at 2025 AGM Following the announcement on March 31, 2025, VEON held its 2025 AGM on May 8, 2025. During the AGM, VEON's shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a second term. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 22

Pakistan Mobile Communication Limited bilateral credit facilities In April 2025, Pakistan Mobile Communication Limited (“PMCL”) signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years. On May 6, 2025 PMCL signed a new bilateral credit facility with Faysal Bank of PKR 15 billion (US$53) with a maturity of 10 years. The facility has been utilized fully during May 2025. On May 14, 2025 PMCL signed a new bilateral credit facility with Meezan Bank of PKR 13.5 billion (US$48) with a maturity of 10 years. The facility has been utilized fully during May 2025. Issuance of PKR Sukuk bond by PMCL In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of six months. VEON and Engro Corp Announce Complete Pioneering Infrastructure Partnership in Pakistan On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. In the first phase of the partnership, VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into Engro Corp via a scheme of arrangement. VEON will continue to lease Deodar's infrastructure of mobile voice and data services under a long-term partnership agreement. Subsequent to March 31, 2025, based on the expected closing conditions of the transaction, the assets and liabilities of Deodar were classified as held for sale. On June 3, 2025, VEON announced the successful completion of the partnership. As part of the arrangement, Engro Corp paid Jazz, a wholly owned subsidiary of VEON, an amount of approximately US$188 and guaranteed the repayment of Deodar’s intercompany debt in the amount of US$375. As of the date of the financial statements, the estimated financial impact is not yet available. Bangladesh Finance Ordinance 2025 On June 2, 2025, the Bangladesh tax authorities enacted the Bangladesh Finance Ordinance 2025. This adopted new legislation includes, amongst others, changes made to the calculation for the minimum taxes and the respective tax accounting treatment for these minimum taxes. Considering the Finance Ordinance 2025 is enacted with retrospective effect as per January 1, 2024, VEON is currently assessing the potential tax accounting implications and financial impact of the Finance Ordinance 2025. As of the date of the financial statements, the estimated financial impact is not yet available. Bangladesh Telecommunications Regulatory Commission Provision Release VEON has re-assessed the provision for Bangladesh Telecommunications Regulatory Commission (“BTRC”) claims related to revenue sharing. Based on the regulatory reform and supported by legal opinion, a release of BDT 3.58b (US$29) was recognized May 2025. VEON Announces Plans to Commence Phase 3 of the Share Buyback Program On June 16, 2025, VEON announced that it will shortly commence the third phase of its previously announced share buyback program with respect to VEON's ADS in the amount of up to US$35. The third phase of the share buyback program is being launched after the successful completion of the second phase on May 21, 2025. Cumulatively, the two earlier phases of the program have resulted in the repurchase of 35,670,775 shares (which is the equivalent to 1,426,831 ADS) for a cumulative price of US$65. Islamabad High Court tax claim against PMCL Deodar On June 11, 2025, Islamabad High Court issued an order against PMCL regarding the matter of applicability of tax on the disposal of tower business, Deodar. PMCL is currently under discussions with the tax authorities around the mechanism for settlement of the tax demand. Further, PMCL has also filed an appeal with the Supreme Court of Pakistan on June 16, 2025. As of the date of the financial statements, the estimated financial impact is not yet available. Approval of the Umbrella Incentive Plan and 2025 Grants to the GEC In May 2025 the Remuneration Committee approved the VEON Ltd. Umbrella Incentive Plan (“Umbrella Incentive Plan”). Following the HQ re-designation this plan will help to establish a flexible, market-aligned framework that consolidates the Performance Share Award and Deferred Share Award plan rule into a single plan designed to support retention, reward performance, and align with shareholder interests. Certain GEC members (excluding Omiyinka Doris, refer to discussion below) were granted a long-term incentive award for a total of 8,266,750 common shares under the Umbrella Incentive Plan in May 2025. These awards are subject to a market condition Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 23 tied to an absolute share price target for a total of shares. These grants have a three-year vesting period with vesting scheduled for December 31, 2027. Additionally, two rotational GEC members were granted a long-term incentive award for a total of 755,825 common shares on target under the Umbrella Incentive Plan in May 2025. These awards are subject to non-market performance condition scorecards for their respective operating company also with a three-year vesting period ending on December 31, 2027. Changes to the GEC As announced on June 17, 2025, Omiyinka Doris has chosen to step aside from her role as Group General Counsel of the Company effective July 1, 2025. Omiyinka will continue as an Advisor to the Group Chief Executive Officer and will remain based in Amsterdam. Omiyinka Doris has voluntarily surrendered, without consideration, all rights to the 2024 grant under the LTIP rules. This grant covered 2,055,292 common shares and was subject to a Total Shareholder Return performance condition, with a three-year vesting period scheduled to conclude on December 31, 2026. Omiyinka Doris has been granted a one-time, service-based equity award under the Umbrella Plan. The new award, granted June 17, 2025, comprises 685,000 common shares and will vest as follows: 40% on February 28, 2026, 40% on October 31, 2026 and 20% on January 31, 2027. Vitaly Shmakov has been appointed as the Acting General Counsel effective July 1, 2025 based out of VEON Headquarters in DIFC, Dubai. 16 BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BASIS OF PREPARATION The interim condensed consolidated financial statements for the three-month period ended March 31, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based. Going Concern As of June 18, 2025, hostilities continue in Ukraine. Currently, we have 23 million subscribers in Ukraine, where they are supported by 4,200 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of June 18, 2025, most of our Ukraine subsidiary’s employees remain in the country. As of June 18, 2025, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets. The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern: • We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions. • Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt. In addition, cash on hand was US$353 as of April 30, 2025. However, these continue to be uncertain times and it is not possible to predict with certainty how certain developments will impact our liquidity position, non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. If the assumptions behind our liquidity forecast are not correct, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the markets in which we Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 24 seek to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case since the onset of the ongoing war due to monetary policy in response to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain. • As of June 18, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties. • Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries (Ukraine Tower Company, Kyivstar.Tech and Helsi). The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and the other Ukrainian subsidiaries noted above. • If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and negatively impact our liquidity. Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern: • We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine. • Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met. • On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company, noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of the request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. After the successful lifting of the court freeze of Kyivstar's shares, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 25 subsidiaries corporate rights. VEON is pursing steps to meet the conditions required by the local custodian to lift the stipulated freeze. • On January 13, 2025, VEON announced the signing of letter of intent to indirectly list Kyivstar operations on Nasdaq in the United States extending the efforts to strengthen the Ukraine investment . Further on March 18, 2025, it was further announced that VEON Ltd. and Cohen Circle announced the signing of the BCA that will result in the listing of Kyivstar, the leading digital operator in Ukraine, on Nasdaq in the United States. Further, on April 8, 2025, VEON further announced it had successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listing on Nasdaq. • On March 27, 2025, VEON announced the successful syndication US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. • Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine. The accompanying interim condensed consolidated financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards. NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2024. A number of new and amended standards became effective as of January 1, 2025, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective. Amsterdam, June 18, 2025 VEON Ltd. Table of Contents Notes to the interim condensed consolidated financial statements (in millions of U.S. dollars unless otherwise stated) VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2025 26